SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )1

                              Pharmion Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   71715B 40 9
--------------------------------------------------------------------------------

                                November 5, 2003
--------------------------------------------------------------------------------

              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [   ] Rule 13d-1(b)
         [   ] Rule 13d-1(c)
         [ X ] Rule 13d-1(d)




-----------------------

         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 71715B 40 9                                        Page 2 of 10 Pages


-------------------------------------------------------------------------------
1)  Name of Reporting Person                    Domain Partners
    I.R.S. Identification                       IV, L.P.
    No. of Above Person
    (Entities Only)
-------------------------------------------------------------------------------
2)  Check the Appropriate Box                   (a) [X]
    if a Member of a Group                      (b) [ ]
-------------------------------------------------------------------------------
3)  SEC Use Only
-------------------------------------------------------------------------------
4)  Citizenship or Place                        Delaware
    of Organization
-------------------------------------------------------------------------------
Number of                    5) Sole Voting     1,676,708 shares
Shares Beneficially             Power           of Common Stock
Owned by Each
Reporting Person
With
                             --------------------------------------------------
                             6) Shared Voting
                                Power           -0-
                             --------------------------------------------------
                             7) Sole Disposi-   1,676,708 shares
                                tive Power      of Common Stock
                             --------------------------------------------------
                             8) Shared Dis-
                                positive Power  -0-
                             --------------------------------------------------

9)  Aggregate Amount Beneficially               1,676,708 shares
    Owned by Each Reporting person              of Common Stock
-------------------------------------------------------------------------------
10) Check if the Aggregate
    Amount in Row (9)
    Excludes Certain Shares
-------------------------------------------------------------------------------
11) Percent of Class
    Represented by                              7.0%
    Amount in Row (9)
-------------------------------------------------------------------------------
12) Type of Reporting
    Person                                      PN

CUSIP No. 71715B 40 9                                        Page 3 of 10 Pages


1)  Name of Reporting Person                    DP IV Associates,
    I.R.S. Identification                       L.P.
    No. of Above Person
    (Entities Only)
-------------------------------------------------------------------------------
2)  Check the Appropriate Box                   (a) [X]
    if a Member of a Group                      (b) [ ]
-------------------------------------------------------------------------------
3)  SEC Use Only
-------------------------------------------------------------------------------
4)  Citizenship or Place                        Delaware
    of Organization
-------------------------------------------------------------------------------
Number of                    5) Sole Voting     30,147 shares
Shares Beneficially             Power           of Common Stock
Owned by Each
Reporting Person
With
                             --------------------------------------------------
                             6) Shared Voting
                                Power           -0-
                             --------------------------------------------------
                             7) Sole Disposi-   30,147 shares
                                tive Power      of Common Stock
                             --------------------------------------------------
                             8) Shared Dis-
                                positive Power  -0-
                             --------------------------------------------------
9)  Aggregate Amount Beneficially               30,147 shares
    Owned by Each Reporting person              of Common Stock
-------------------------------------------------------------------------------
10) Check if the Aggregate
    Amount in Row (9)
    Excludes Certain Shares
-------------------------------------------------------------------------------
11) Percent of Class
    Represented by                              0.1%
    Amount in Row (9)
-------------------------------------------------------------------------------
12) Type of Reporting
    Person                                      PN

CUSIP No. 71715B 40 9                                        Page 4 of 10 Pages


-------------------------------------------------------------------------------
1)  Name of Reporting Person                    Domain Associates,
    I.R.S. Identification                       L.L.C.
    No. of Above Person
    (Entities Only)
-------------------------------------------------------------------------------
2)  Check the Appropriate Box                   (a) [X]
    if a Member of a Group                      (b) [ ]
-------------------------------------------------------------------------------
3)  SEC Use Only
-------------------------------------------------------------------------------
4)  Citizenship or Place                        Delaware
    of Organization
-------------------------------------------------------------------------------
Number of                    5) Sole Voting     31,250 shares
Shares Beneficially             Power           of Common Stock
Owned by Each
Reporting Person
With
                             --------------------------------------------------
                             6) Shared Voting
                                Power           -0-
                             --------------------------------------------------
                             7) Sole Disposi-   31,250 shares
                                tive Power      of Common Stock
                             --------------------------------------------------
                             8) Shared Dis-
                                positive Power  -0-
                             --------------------------------------------------

9)  Aggregate Amount Beneficially               31,250 shares
    Owned by Each Reporting person              of Common Stock
-------------------------------------------------------------------------------
10) Check if the Aggregate
    Amount in Row (9)
    Excludes Certain Shares
-------------------------------------------------------------------------------
11) Percent of Class
    Represented by                              0.1%
    Amount in Row (9)
-------------------------------------------------------------------------------
12) Type of Reporting
     Person                                     00

CUSIP No. 71715B 40 9                                        Page 5 of 10 Pages


                                  Schedule 13G
                                  ------------

Item 1(a)  -   Name of Issuer:  Pharmion Corporation

Item 1(b)  -   Address of Issuer's Principal Executive Offices:

               2525 28th Street
               Boulder, CO  80301

Item 2(a)  -   Name of Person Filing:

               This statement is being filed by Domain Partners IV, L.P., a Delaware limited partnership ("Domain IV"), DP IV Associates, L.P., a Delaware limited partnership ("DP IV A"), and Domain Associates, L.L.C., a Delaware limited liability company (collectively, the "Reporting Persons").

Item 2(b) -    Address of Principal Business Office:

               One Palmer Square
               Princeton, NJ  08542

Item 2(c)  -   Place of Organization:

               Domain IV:  Delaware
               DP IV A: Delaware
               DA:  Delaware

Item 2(d)  -   Title of Class of Securities:

               Common Stock, $.001 par value

Item 2(e)  -   CUSIP Number:  71715B 40 9

Item 3     -   Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

               Not applicable.

CUSIP No. 71715B 40 9                                        Page 6 of 10 Pages


Item 4   -     Ownership.

               (a) Amount Beneficially Owned:

               Domain IV:  1,676,708 shares of Common Stock
               DP IV A:  30,147 shares of Common Stock
               DA:  31,250 shares of Common Stock

               (b) Percent of Class:

               Domain IV:  7.0%
               DP IV A: 0.1%
               DA:  0.1%

               (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:

               Domain IV:  1,676,708 shares of Common Stock
               DP IV A:  30,147 shares of Common Stock
               DA:  31,250 shares of Common Stock

               (ii) shared power to vote or to direct the vote:
                    -0-

               (iii) sole power to dispose or to direct the disposition of:

               Domain IV:  1,676,708 shares of Common Stock
               DP IV A:  30,147 shares of Common Stock
               DA:  31,250 shares of Common Stock

               (iv) shared power to dispose or to direct the disposition of:
                    -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6   -     Ownership of More than Five Percent on Behalf of Another Person:

CUSIP No. 71715B 40 9                                        Page 7 of 10 Pages


               Not applicable.

Item 7  -      Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on by the Parent
               Company:

               Not applicable.

Item 8 -       Identification and Classification of Members of the Group:

               See Exhibit 2.

               Item 9 - Notice of Dissolution of Group:

               Not applicable.

Item 10  -     Certification:

               Not applicable.

CUSIP No. 71715B 40 9                                        Page 8 of 10 Pages


Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     DOMAIN PARTNERS IV, L.P.
                                     By:  One Palmer Square Associates
                                     IV, L.L.C., General Partner

                                     By /s/ Kathleen K. Schoemaker
                                        ---------------------------
                                              Managing Member

                                     DP IV ASSOCIATES, L.P.
                                     By:  One Palmer Square Associates
                                     IV, L.L.C., General Partner


                                     By /s/ Kathleen K. Schoemaker
                                        ---------------------------
                                              Managing Member


                                     DOMAIN ASSOCIATES, L.L.C.


                                     By  /s/  Kathleen K. Schoemaker
                                       ---------------------------------
                                              Managing Member



Date:  January 21, 2004

CUSIP No. 71715B 40 9                                        Page 9 of 10 Pages


                                  AGREEMENT OF
                            DOMAIN PARTNERS IV, L.P.,
                             DP IV ASSOCIATES, L.P.
                                       AND
                            DOMAIN ASSOCIATES, L.L.C.
                            PURSUANT TO RULE 13d-1(f)
                            -------------------------

     The undersigned hereby agree that the Information Statement on Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                                     DOMAIN PARTNERS IV, L.P.
                                     By:  One Palmer Square Associates
                                     IV, L.L.C., General Partner

                                     By /s/ Kathleen K. Schoemaker
                                       ----------------------------
                                              Managing Member

                                     DP IV ASSOCIATES, L.P.
                                     By:  One Palmer Square Associates
                                     IV, L.L.C., General Partner


                                     By /s/ Kathleen K. Schoemaker
                                        ----------------------------
                                              Managing Member


                                     DOMAIN ASSOCIATES, L.L.C.


                                     By  /s/  Kathleen K. Schoemaker
                                       ---------------------------------
                                              Managing Member


Date:  January 21, 2004

CUSIP No. 71715B 40 9                                        Page 10 of 10 Pages


                                                                       EXHIBIT 2

                        Identification and Classification
                             of Members of the Group
                        ---------------------------------


     Domain Partners IV, L.P., DP IV Associates, L.P. and Domain Associates, L.L.C. are filing this statement on Schedule 13G as a group.

     Domain Partners IV, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates IV, L.L.C., a Delaware limited liability company.

     DP IV Associates, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates IV, L.L.C., a Delaware limited liability company.

     Domain Associates, L.L.C. is a Delaware limited liability company.